February 5, 2015

Evolent Health, Inc.

Confidential Draft Registration Statement on Form S-1

CIK No. 0001628908

Dear Ms. Gowetski:

Evolent Health, Inc. (the “Company”) has confidentially submitted today to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Confidential Draft Registration Statement on Form S-1 (CIK No. 0001628908) (the “Registration Statement”). This letter, together with Amendment No. 1, sets forth the Company’s response to the comments contained in your letter dated January 21, 2015 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 1 and four copies that are marked to show changes from the originally submitted Registration Statement are enclosed for your convenience. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

General

1.	Please revise your filing to include financial statements of the registrant, Evolent Health, Inc.

The Company respectfully acknowledges the Staff’s comment and respectfully submits that the registrant, Evolent Health, Inc., qualifies as a “business combination related shell company”. Pursuant to Section 1160 of the Commission’s “Division of Corporate Finance Financial Reporting Manual”, if the registrant is a “business combination related shell company” the registrant’s financial statements may be omitted. A “shell company” is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), as a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has (a) no or nominal operations; and (b) either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Evolent Health, Inc. has no operations or assets.

A “business combination related shell company” is defined in Rule 405 under the Securities Act as a shell company that is (a) formed by an entity that is not a shell company solely for the purpose of changing the corporate domicile of that entity solely within the United States or (b) formed by an entity that is not a shell company solely for the purpose of completing a business combination transaction (as defined in Rule 165(f) under the Securities Act) among one or more entities other than the shell company, none of which is a shell company.

Evolent Health, Inc. was formed by Evolent Health Holdings, Inc. for the sole purpose of effecting the offering reorganization described in the Registration Statement under “The reorganization of our corporate structure”. Accordingly, the Company respectfully submits that it is not required to include financial statements of Evolent Health, Inc. in the Registration Statement. Following the completion of the offering reorganization and the offering contemplated by the Registration Statement, the Company intends to include the financial statements of Evolent Health, Inc. in its periodic reports and other filings as required by applicable law and the rules and regulations of the Commission.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company notes the Staff’s comment and in response confirms that at this time no written communications have been provided or presented by the Company or on its behalf in reliance on Section 5(d) of the Securities Act to potential investors. In the event such materials are provided or presented to potential investors in the future, the Company will supplementally provide copies of such materials to the Staff.

Market data and industry forecasts and projections, page ii

3.

We note your disclosure on page iii that you “believe the data others have compiled are reliable, but we have not independently verified the accuracy of this information.” Please clarify that this disclaimer applies to third party data and not data provided by your existing investors or affiliates. Further, please identify throughout your document, as applicable, any market data, industry forecast or projections provided by your existing investors or affiliates.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page iii of Amendment No. 1, and elsewhere in the document as appropriate.

4.	We note your statement on page 3 that you believe your total market opportunity is over $10 billion today. Please provide us with support for such statement as well as all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

In response to the Staff’s comment, the Company has supplementally provided the Staff, under separate cover, with support for such quantitative and qualitative business and industry data in paper form pursuant to Rule 418 under the Securities Act. The Company hereby requests that such materials, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

Prospectus Summary, page 1

5.	We note the summary discussion of your competitive strengths relating to your comprehensive technology platform and your partnership-driven business model as well as your growth opportunities. Please balance this discussion and revise the summary to more specifically describe the most significant risks associated with this offering and your business, including, without limitation, your history of net losses, your reliance on your top four customers by revenue, which accounted for over 75% of your revenue for the nine months ended September 30, 2014, the significant upfront costs incurred in your customer relationships and your intention to be a controlled company.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 3, 6, 10 and 13 of Amendment No. 1, and elsewhere in the document as appropriate.

Company Overview, page 1

6.	We note your disclosure on page 1 that your “purpose-built platform powered by [y]our technology, proprietary processes and integrated services, enables providers to migrate their economic orientation from fee-for-service, or FFS, reimbursement to value-based payment models.” Please revise to more specifically describe how you generate revenues, including the specific terms of your contracts, the number of customers and the costs associated in providing your services, including any upfront costs. In addition, please revise to limit your use of industry jargon. For example only, please clarify what you mean by “value-based payment model,” “value-based care,” “accountable care organization,” and “premium dollar.”

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages ii, iii, 1, 4, 6, 106, 107, 109 and 110 of Amendment No. 1, and elsewhere in the document as appropriate.

7.	We note your references throughout the prospectus to your partners. Please more specifically describe these relationships, including material contract terms and costs associated with your partnerships, and clarify, as applicable, how such partners are different than customers.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 6, 106, 107, 109 and 110 of Amendment No. 1, and elsewhere in the document as appropriate. The Company also respectfully notes that on page ii of the Registration Statement the term “partners” is defined to mean the Company’s customers, unless indicated otherwise or the context otherwise implies.

Our history and the reorganization …, page 9

8.	We note the chart on page 9. Please identify the partners that will hold your securities and ensure that the chart is legible. In addition, please provide us a chart of your structure before the reorganization.

In response to the Staff’s comment, the Company has revised the chart appearing on pages 9 and 51 of Amendment No. 1 to identify the partners that hold the Company’s securities and to ensure that the chart is legible. In addition, the Company has supplementally provided to the Staff, as Appendix A to this letter, a chart of the structure before the reorganization.

Summary Financial and Operational Data

Evolent Health Holdings, Inc., pages 16 to 18

9.	Please revise the headings to label Evolent Health Holdings, Inc. as predecessor and Evolent Health, Inc. as successor.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 16 to 18 of Amendment No. 1.

Exclusivity and right of first refusal …, page 23

10.	We note your disclosure that certain “partner and founder contracts include exclusivity and right of first refusal clauses.” In your Business section or elsewhere as appropriate, please provide more detail regarding the contracts that contain these clauses and their impact on your operations. For example only, please disclose the entities with which you have these contracts and whether there are time, geographic, or other limitations.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 24, 109 and 110 of Amendment No. 1.

Unaudited pro forma consolidated financial information

General, page 62

11.	We note your disclosure that the offering reorganization will be accounted for as a business combination using the acquisition method of accounting. Please tell us whether a common control relationship exists among the entities involved in the reorganization transactions and the basis for your conclusion.

In response to the Staff’s comment, the Company respectfully directs the Staff to the Company’s response to Comment 12 below for a discussion of whether a common control relationship exists among the entities involved in the reorganization transactions.

Notes to unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet – As of September 30, 2014

1. Offering Reorganization and Other Adjustments, page 67

12.	Please provide us with a more detailed description of transactions through which Evolent Health, Inc. will gain control of Evolent Health Holdings, Inc. and Evolent Health LLC. Your response should include, but not be limited to, an explanation of why Evolent Health, Inc. will recognize Goodwill and a consolidation gain as a result of the offering reorganization. Cite any relevant accounting literature in your response.

In response to the Staff’s comment, the Company has respectfully provided responses below to Comment 11 and Comment 12 related to the offering reorganization. The responses to Comment 11 and Comment 12 have been combined as the transactions underlying the accounting treatment are interrelated.

Evolent Health, Inc. will gain control of Evolent Health Holdings, Inc. and Evolent Health LLC through the following transactions: (a) the preferred units of Evolent Health LLC will be converted into common units of Evolent Health LLC, (b) the Second Amended and Restated Operating Agreement of Evolent Health LLC will be further amended and restated to establish two classes of equity consisting of (I) Class A common units representing 100% of the voting interest of Evolent Health LLC to be held by Evolent Health, Inc. as the sole managing member and (II) non-voting Class B common units to be held initially by TPG Eagle Holdings, L.P. (“TPG”) and The Advisory Board Company, (c) the shares of preferred stock of Evolent Health Holdings, Inc. will be converted into common stock of Evolent Health Holdings, Inc., (d) pursuant to a merger, Evolent Health Holdings, Inc. and an affiliate of TPG will merge into Evolent Health, Inc. with Evolent Health, Inc. continuing as the surviving entity and (e) in connection with the merger, Evolent Health, Inc. will issue (I) shares of its Class A Common Stock to the pre-merger stockholders of Evolent Health Holdings, Inc. and an affiliate of TPG and (II) shares of its Class B common stock to TPG and The Advisory Board.

As further described in the Company’s response to Comment 24 below, as a result of a round of equity financing completed in September 2013 in which TPG obtained direct participating rights, it was concluded that Evolent Health Holdings, Inc. did not control Evolent Health LLC. As Evolent Health Holdings, Inc. retained a significant financial interest in Evolent Health LLC and had the ability to significantly influence the operations of Evolent Health LLC, but did not control Evolent Health LLC, it was concluded that Evolent Health Holdings, Inc. should record its retained interest in Evolent Health LLC as an equity method investment subsequent to the September 2013 round of equity financing.

As a result of the equity restructuring associated with the offering reorganization described above, all voting units of Evolent Health LLC will be held by Evolent Health, Inc. and TPG’s direct participating rights will be eliminated, which will result in Evolent Health, Inc. gaining control of Evolent Health LLC.

Prior to the offering reorganization of Evolent Health LLC as discussed above, a common control relationship does not exist between Evolent Holdings and Evolent LLC due to the participating rights held by TPG in Evolent Health LLC. Therefore, Evolent Health LLC is considered as a separate substantive entity not under common control with Evolent Health Holdings, Inc. for purposes of evaluating the business combination guidance. As Evolent Health Holdings, Inc. is the predecessor to Evolent Health, Inc., and it does not control Evolent Health LLC prior to the offering reorganization, the transaction must be evaluated as a transaction between separate entities (i.e., entities not under common control).

As a combination of entities not under common control, the transaction will fall within the scope of ASC 805, Business Combinations. As such, Evolent Health Holdings, Inc.’s previously held equity interest will be remeasured to fair value at the date control is obtained upon the completion of the offering contemplated by the Registration Statement. Given the increase in the value of Evolent Health LLC since Evolent Health Holdings, Inc. recorded its equity interest, it is expected that a gain will be recorded.

Additionally, under the fair value method, if a partial acquisition in which control is obtained is considered a business combination, then the Company will recognize goodwill as the excess of the following:

•	the aggregate of (a) the consideration transferred and (b) the acquisition fair value of the acquirer’s previously held equity interest, less

•	the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed, as measured in accordance with ASC 805-30-30-1.

The Company will perform a purchase price allocation in order to identify the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. Any excess as described above will be recorded as goodwill within the balance sheet.

Management’s Discussion and Analysis, page 75

13.	We note your statement on page 20 regarding your four largest partners. Please revise your disclosure to more specifically describe these relationships and, as applicable, your reliance upon them. Please file the agreements with your significant partners in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you do not believe you are required to file these agreements.

In response to the Staff’s comment regarding the disclosure of the Company’s relationships with its four largest partners and, as applicable, its reliance upon them, the Company has revised the disclosure appearing on pages 78, 79, 109 and 110 of Amendment No. 1, and elsewhere in the document as appropriate.

In response to the Staff’s comment regarding the filing of the Company’s agreements with its significant partners, the Company respectfully acknowledges the Staff’s comment and notes that it has carefully considered the requirements of Item 601(b)(10) of Regulation S-K as they relate to such agreements. The Company has concluded that such agreements are not “material contracts” and therefore are appropriately not included as exhibits to the Registration Statement.

Item 601 of Regulation S-K sets forth the parameters as to whether an agreement is a “material contract” required to be filed as an exhibit to the Registration Statement. Item 601(b)(10)(i) defines a “material contract” as follows:

Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.

In addition, Item 601(b)(10)(ii) provides that if the contract is one that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless, among other things, it is a contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of [the] registrant’s products or services….”

The Company respectfully notes that none of the agreements with its partners is a “material contract” because each agreement was entered into in the ordinary course of the Company’s business. In addition, although the Company values the relationship with each of its partners, the Company respectfully notes that the Company is not “substantially dependent” upon any of the agreements with its partners and none of the agreements accounts, by itself, for the sale of “the major part” of the Company’s products or services. Furthermore, the Company expects that the revenue attributable to each of these agreements will increasingly account for a relatively less significant portion of the Company’s overall revenue because the Company has entered into agreements with three additional partners since September 30, 2014 and expects to enter into agreements with other additional partners in the near future, including prior to the completion of the proposed offering. In addition, although after a specified period the Company’s partners are permitted to terminate their agreements with the Company for convenience, the Company believes that the significant termination fees payable by its partners would deter such a termination.

The Company also respectfully notes that it has disclosed its relationships with its four largest partners pursuant to Item 101(c)(vii) of Regulation S-K (solely because each such partner currently accounts for over 10% of the Company’s revenue), which is substantially different from the standard described in Item 601(b)(10) of Regulation S-K.

For the reasons described above, the Company has concluded that the Company’s agreements with its partners are not “material contracts” and therefore respectfully submits that it is not required to file such agreements under Item 601(b)(10) of Regulation S-K. The Company will continue to periodically review how it discloses information regarding these agreements to ensure material information is being provided to investors in a timely manner.

14.	We note your disclosure regarding transformation and platform and operations revenue. Please more specifically describe the nature of the variable fee structure for the platform and operations stage, including whether such contracts are terminable at will by either party.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 20, 82, 109 and 110 of Amendment No. 1.

Business, page 95

General

15.	Please revise your discussion to address the disclosure requirements under Item 101 (c)(1)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 6, 106 and 107 of Amendment No. 1

Management, page 110

16.	Please briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 115, 117 and 118 of Amendment No. 1.

17.	We note that it appears that you intend to have a separate principal accounting officer. Please ensure that you provide disclosure regarding the experience of this individual in accordance with Item 401 of Regulation S-K.

In response to the Staff’s comment, the Company notes that Nicholas McGrane will serve as the Company’s principal accounting officer. The Registration Statement includes disclosure regarding the experience of Mr. McGrane in accordance with Item 401 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 122

Consulting Agreement, page 124

18.	Please revise your disclosure to identify the entity with which you have entered into a consulting agreement.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 124 and 131 of Amendment No. 1.

Financial Statements of Evolent Health LLC

Independent Auditor’s Report, page F-2

19.	It appears that you consider Evolent Health LLC to be your predecessor. As such, please have your independent auditor’s revise their report to make reference to PCAOB standards or explain to us why no revision is necessary.

In response to the Staff’s comment, the Company notes that the predecessor to the registrant is Evolent Health Holdings, Inc. Evolent Health LLC is a significant equity method investee of Evolent Health Holdings, Inc. based upon the significance criteria defined in Rule 1-02(w) of Regulation S-X. As a result, the financial statements of Evolent Health LLC are included in the Registration Statement pursuant to the reporting requirements set forth in Rule 3-09 of Regulation S-X. Accordingly, the independent auditor’s report is not required to make reference to PCAOB standards. This is consistent with the guidance in Section 4110.5 (Example 7) of the Commission’s “Division of Corporate Finance Financial Reporting Manual”.

Balance Sheets, page F-3

20.	Please tell us the specific features or agreement terms that require you to present your redeemable preferred units within the mezzanine section of the balance sheet. Please apply this comment to Evolent Health Holdings, Inc. as it relates to the preferred stock of that entity.

In response to the Staff’s comment, the Company respectfully submits that certain shares of the preferred units of Evolent Health LLC and preferred stock of Evolent Health Holdings, Inc. have been classified within the mezzanine section of their respective historical balance sheets due to specific features associated with the equity as described below.

The preferred shares of each entity were held by the following parties as of September 30, 2014:

Evolent Health LLC

•	Series A Preferred Units – held by Evolent Health Holdings, Inc.

•	Series B Preferred Units – held by TPG, The Advisory Board Company and Evolent Health Holdings, Inc.

•	Series B-1 Preferred Units – held by Evolent Health Holdings, Inc.

Evolent Health Holdings, Inc.

•	Series A Preferred Stock – held by The Advisory Board Company, UPMC and various partners, as defined on page ii of Amendment No. 1 (“Partners”)

•	Series B Preferred Stock – held by UPMC

•	Series B-1 Preferred Stock – held by various Partners

Evolent Health LLC – Series A Preferred Units and Series B Preferred Units

Related to the Series A Preferred Units and Series B Preferred Units of Evolent Health LLC (collectively, the “Preferred Units”), management has considered the terms of the agreements governing the Preferred Units and concluded that these instruments are outside the scope of ASC 480, Distinguishing Liabilities from Equity, as they are not mandatorily redeemable financial instruments that are issued in the form of shares and do not embody an unconditional obligation whereby the issuer must redeem the instrument by transferring its assets on a specified or determinable date (or dates) or upon an event that is certain to occur. The Preferred Units are perpetual and do not have any mandatory redemption features and, therefore, they are not within the scope of ASC 480.

While the Preferred Units are outside the scope of ASC 480, the Company has applied ASC 480-10-S99, which requires preferred securities redeemable for cash or other assets to be classified outside of permanent equity in the mezzanine section of the balance sheet if their redemption is:

•	at a fixed or determinable price on a fixed or determinable date;

•	at the option of the holder; or

•	based upon the occurrence of an event that is not solely within the control of the issuer.

The Second Amended and Restated Operating Agreement of Evolent Health LLC (“Operating Agreement”) contains a “right to purchase” by UPMC, The Advisory Board Company and TPG (each a “Significant Security Holder”). This provision only applies to the Significant Security Holders and this provision does not extend to other holders of the Preferred Units. While UPMC does not directly hold Series A Preferred Units or Series B Preferred Units in Evolent Health LLC, it owns Series A Preferred Stock and Series B Preferred Stock in Evolent Health Holdings, Inc., which are convertible into a corresponding number of Series A Preferred Units and Series B Preferred Units in Evolent Health LLC. Contractually, Evolent Health Holdings, Inc. is required to vote its Evolent Health LLC Preferred Units that correspond to UPMC’s Series A Preferred Stock and Series B Preferred Stock in a manner that is consistent with UPMC’s vote. Accordingly, UPMC’s rights as a Significant Security Holder ultimately apply to Evolent Health LLC.

This provision in the Operating Agreement gives any of the Significant Security Holders the right to elect to pursue a sale of Evolent Health LLC after five years but before seven years after the date on which the September 2013 round of equity financing was completed. If the other two Significant Security Holders do not wish to pursue a sale at that time, then the selling Significant Security Holder has the right to sell those units (including UPMC selling its interest through a sale of its corresponding Preferred Stock in Evolent Health Holdings, Inc). The remaining Significant Security Holders may purchase those units directly or may cause Evolent Health LLC to redeem the units at fair value. In the case of UPMC, it would have the ability to put its shares of Preferred Stock to Evolent Health Holdings, Inc. which, in turn, would put an equivalent number of its Preferred Units in Evolent Health LLC to raise the proceeds to complete the redemption. This results in the units being contingently redeemable, and causes them to be classified within the mezzanine section of the balance sheet as the redemption is based upon the occurrence of an event that is not solely within the control of the issuer.

Under the redemption provision described above, the maximum number of units that could be put back to Evolent Health LLC is the number of units held by the Significant Security Holder that holds the largest interest. Accordingly, this is the amount that must be presented in the mezzanine section of the balance sheet of Evolent Health LLC, rather than the total outstanding Preferred Units.

The Preferred Units at Evolent Health LLC were originally recorded at fair value. As the Preferred Units are contingently redeemable, there would only be accretion to redemption value if this scenario were probable of occurring. To date, the scenario is not deemed to be probable of occurring and, therefore, no accretion has been recorded.

Evolent Health LLC – Series B-1 Preferred Units

As further discussed in the Evolent Health Holdings, Inc. section below, the Series B-1 Preferred Stock of Evolent Health Holdings, Inc. is considered to be redeemable. Due to contractual requirements between Evolent Health Holdings, Inc. and Evolent Health LLC, if a purchaser-initiated redemption for Series B-1 Preferred Stock takes place at Evolent Health Holdings, Inc., Evolent Health Holdings, Inc. is required to have its membership unit interest in Evolent Health LLC redeemed by Evolent Health LLC. As Evolent Health Holdings, Inc. holds the same amount of Series B-1 Preferred Units in Evolent Health LLC and has the same rights and preferences in Evolent Health LLC that the holders of the Series B-1 Preferred Stock have in Evolent Health Holdings, Inc., all of the Series B-1 Preferred Units of Evolent Health LLC are considered redeemable and are recorded within the mezzanine section of the balance sheet.

The Series B-1 Preferred Units were originally recorded at fair value. As the Series B-1 Preferred Units are contingently redeemable, they would only be accreted to their redemption value if this scenario were probable of occurring and if their carrying value was less than their redemption value. To date, the scenario is not deemed to be probable of occurring, and, therefore, no accretion has been recorded. Due to the allocation of losses to Evolent Health LLC’s Series B-1 Preferred Units, there would be accretion recorded related to these units if a redemption became probable.

Evolent Health Holdings, Inc. – Series A and Series B Preferred Stock

The Second Amended and Restated Certificate of Incorporation of Evolent Health Holdings, Inc. contains the same “right to purchase” as the Series A and B Preferred Units and it applies to the Series A Preferred Stock and Series B Preferred Stock held by Significant Security Holders (collectively, the “Preferred Stock”). UPMC and The Advisory Board Company are the two Significant Security Holders that hold equity interests in Evolent Health Holdings, Inc. If one of these Significant Security Holders initiated a sale similar to the one described above related to the Series A Preferred Units and B Preferred Units of Evolent Health LLC, there could be a forced redemption of the shares of that Significant Security Holder by Evolent Health Holdings, Inc. As this potential redemption of the Preferred Stock is outside of the control of Evolent Health Holdings, Inc., it must be considered temporary equity. As a result, the Preferred Stock that is held by the Significant Security Holder with the largest interest in the Preferred Stock of Evolent Health Holdings, Inc. is required to be presented within the mezzanine section of the balance sheet.

The Preferred Stock at Evolent Health Holdings, Inc. was originally recorded at fair value. As the Preferred Stock is contingently redeemable, there would only be accretion to redemption value if this scenario were probable of occurring. To date, the scenario is not deemed to be probable of occurring and, therefore, no accretion has been recorded.

Evolent Health Holdings, Inc. – Series B-1 Preferred Stock

The terms of the Series B-1 Preferred Stock issued by Evolent Health Holdings, Inc. to various Partners was also considered by the Company, and it was concluded that these instruments are outside the scope of ASC 480, Distinguishing Liabilities from Equity. While the Preferred Stock is outside the scope of ASC 480, the Company has applied ASC 480-10-S99 as described above to consider whether these shares should be classified outside of permanent equity.

The agreements governing the Series B-1 Preferred Stock contain a purchaser-initiated redemption that states that under certain circumstances the purchaser may force the redemption of the Series B-1 Preferred Stock by Evolent Health Holdings, Inc. The purchaser has the right, but not the obligation, to force the redemption of the Series B-1 Preferred Stock at the original purchase price of the equity under certain circumstances outside the control of the Company. As this redemption feature is contingently exercisable at a fixed or determinable price at the option of the holder and is upon the occurrence of an event that is not solely within the control of the issuer, it should be recorded within the mezzanine section of the balance sheet.

The Series B-1 Preferred Stock was originally recorded at fair value. As the Series B-1 Preferred Stock is contingently redeemable, it would only be accreted to redemption value if this scenario were probable of occurring and if the carrying value was less than its redemption value. To date, the scenario is not deemed to be probable of occurring and, therefore, no accretion has been recorded. As the redemption value of the Series B-1 Preferred Stock is equivalent to the original issuance price, there would not be any accretion expected if redemption became probable.

Note 2. Summary of Significant Accounting Policies

Revision of Prior Period Amounts, pages F-7 to F-8

21.	We note your disclosure related to the “revision” to your December 31, 2013 and September 30, 2013 financial statements. Please revise your financial statements to characterize these adjustments as a “restatement” and to comply with all the disclosure requirements of ASC Topic 250-50-7. In addition, please label the column headings in your respective financial statements for fiscal 2013 as restated and have your auditors update their audit report accordingly. Please apply this comment to Evolent Health Holdings, Inc. and to the financial information included in other sections of your Form S-1 (including, but not limited to the information on pages 15 and 16) in an amended filing.

The Company respectfully acknowledges the Staff’s comment and submits that the Company has performed a comprehensive assessment in accordance with Staff Accounting Bulletin No. 99 to reach its conclusions related to the “revision” to its financial statements for the year ended December 31, 2013 and for the nine months ended September 30, 2013. The Company respectfully notes that it concluded that the impact of errors in its financial statements for the nine months ended September 30, 2014 were material and have been reflected as a restatement for that period. The Company has performed a quantitative and qualitative assessment of the errors within the financial statements for the year ended December 31, 2013 and for the nine months ended September 30, 2013, and has determined that the errors to these periods are immaterial. The Company’s analysis in accordance with SAB 99 was completed as part of its financial statement close process in connection with the preparation of the financial statements included in the Registration Statement and was reviewed with the audit committee of the board of directors, which agreed with the conclusions described above.

With respect to Evolent Health LLC, the overall quantitative impact of the error for the year ended December 31, 2013 was 3.5% of net loss and the impact of the error for the nine months ended September 30, 2013 was 4.8% of net loss. These amounts were determined to be quantitatively immaterial on an individual basis. The Company identified several small out-of-period adjustments in the year ended December 31, 2013 that partially offset the impact of the adjustments noted in the revision and identified several small out-of-period adjustments in the nine months ended September 30, 2013, which, in the aggregate with the matter quoted above, were 5.1%. Each of these other errors was evaluated individually and was determined to be immaterial. Additionally, the impact of all errors on an aggregate basis was also determined to be quantitatively immaterial.

With respect to Evolent Health Holdings, Inc., the overall quantitative impact of the error for the year ended December 31, 2013 was 5.3% of income before income tax and the impact of the error for the nine months ended September 30, 2013 was 4.3% of income before income tax. These amounts were determined to be quantitatively immaterial. The Company identified several small out-of-period adjustments in the year ended December 31, 2013 that partially offset the impact of the adjustments noted in the revision and identified several small out-of-period adjustments in the nine months ended September 30, 2013, which, in aggregate, were less than 5%. Each of these other errors was evaluated individually and was determined to be immaterial. Additionally, the impact of all errors on an aggregate basis was also determined to be quantitatively immaterial.

Furthermore, the Company believes that the qualitative factors surrounding these errors provide a sufficient basis to conclude that the errors for both Evolent Health Holdings, Inc. and Evolent Health LLC are immaterial. For both entities, the errors identified do not (a) mask a change in earnings or other trends, (b) change a loss into income or vice versa, (c) impact compliance with regulatory requirements, (d) affect compliance with loan covenants or other contractual requirements, (e) have the effect of increasing management’s compensation or (f) conceal an unlawful transaction. The qualitative assessment, combined with the size of the quantitative impact, provides sufficient evidence to conclude that the errors in the financial statements for the year ended December 31, 2013 and for the nine months ended September 30, 2013 are immaterial

As a result of the Company’s comprehensive assessment, it concluded that the errors identified did not require restatement of the previously issued financial statements for the year ended December 31, 2013 or for the nine-months ended September 30, 2013. However, as the correction of the misstatement in the current period would have a material effect on the current year financial statements, it was concluded that revision of the prior periods would be appropriate. Disclosures related to the revision, including disclosure of the relevant facts and quantitative figures, have been included within the applicable financial statements included within the Registration Statement. As noted above, the Company concluded that the impact of the errors in the nine months ended September 30, 2014 was material and that period was restated. The appropriate disclosures related to this restatement were included within the footnotes to the financial statements included within the Registration Statement.

Revenue Recognition, pages F-9 to F-10

22.	We note your disclosure related to arrangements with multiple deliverables. Please tell us if multiple deliverable arrangements are significant to your overall revenues. Further, tell us how you have met the disclosure requirements of Section 605-25-50-2 of the Accounting Standards Codification as it relates to multiple-element arrangements you have (whether it be based upon multiple services provided or a combination of products and services provided to your members/customers) that can impact the timing or amount of revenues to be recognized. Please apply this comment to Evolent Health Holdings, Inc.

In response to the Staff’s comment, the Company respectfully submits that its multiple element arrangements are insignificant to overall revenues. The Company’s contracts with its partners generally have multiple deliverables, but typically there is only one unit of accounting because the deliverables do not have standalone value. To date, the only contracts requiring allocation to the units of accounting are Blueprint contracts which contain credits for fees related to potential future contracts which are assessed to determine whether they reflect significant and incremental discounts. If discounts are significant and incremental, the Company allocates a portion of the contract value to the significant and incremental discount as it is viewed as an undelivered element of the contract. Historically, contracts of this nature have represented an immaterial component of revenue, consisting of less than 0.5% of total revenue. The Company will continue to assess new contracts with multiple deliverables and include further disclosure when appropriate. The Company notes that the above discussion also applies to Evolent Health Holdings, Inc. for periods in which revenue was recorded at that entity.

23.	Relating to potential refunds on platform and operations, please clarify if the full potential refund, which you defer by policy, is an estimated amount or whether this amount is a known.

In response to the Staff’s comment, the Company notes that the full amount of the potential refund is stipulated in each applicable contract and the full potential refund is deferred until the necessary performance or other criteria are met. Once all services have been delivered and amounts are no longer subject to refund, the Company recognizes the revenue that had previously been deferred.

Reorganization, pages F-39 to F-40

24.	We note your disclosure that the September 2013 reorganization transaction was a transaction amongst entities with a high degree of common ownership and that the economic and voting interest in holdings, and ultimately in Evolent LLC were the same both before and subsequent to the Reorganization. Please explain in sufficient detail, and in light of the above, how you determined that is was appropriate to deconsolidate Evolent LLC as a result of this transaction and how you calculated the gain on deconsolidation. In your response, please specifically address whether there were any changes in control over key decision making activities at Evolent LLC that support the deconsolidation and, if there were such changes, how you reconcile those changes with your indication that economic and voting interests in Evolent LLC were the same both before and after the Reorganization.

In September 2013, the company then named Evolent Health, Inc. (“Legacy Evolent”) completed a reorganization (the “Reorganization”) of its capital structure immediately prior to and in connection with the issuance of a round of equity financing. In the Reorganization, Evolent Health Holdings, Inc. was formed and became the parent of Legacy Evolent with Legacy Evolent as the consolidated operating entity and the only asset of Evolent Health Holdings, Inc. Prior to the Reorganization, Legacy Evolent was a C corporation, and it converted to a limited liability company named Evolent Health LLC as part of the Reorganization. The existing investors in Evolent Health LLC (The Advisory Board Company, UPMC, certain of the Company’s partners and certain members of the Company’s management) exchanged their shares for identical shares in Evolent Health Holdings, Inc. Immediately after the Reorganization, Evolent Health Holdings, Inc. became the parent company and consolidated Evolent Health LLC as a wholly-owned operating entity. Prior to the sale of the Series B Preferred Units by Evolent Health LLC, Evolent Health Holdings, Inc. owned 100% of Evolent Health LLC through its ownership of Series A Preferred Units and Common Units and thus controlled Evolent Health LLC.

Given that the stockholders of Evolent Health Holdings, Inc. and, effectively Evolent Health LLC through Evolent Health Holdings Inc.’s 100% ownership of Evolent Health LLC, were identical subsequent to the Reorganization and prior to the issuance of the equity that immediately followed, this was treated as a transaction among entities with a high degree of common ownership. Prior to the Reorganization, no one entity controlled Evolent Health LLC or Legacy Evolent. After the Reorganization, the stockholders held the exact same economic and voting rights in Evolent Health Holdings, Inc. that they had previously held in Evolent Health LLC or Legacy Evolent, and Evolent Health Holdings, Inc. had a 100% controlling interest in Evolent Health LLC.

Immediately subsequent to and in connection with the Reorganization, Evolent Health LLC issued Series B Preferred Units to a new investor, TPG, as well as The Advisory Board Company and Evolent Health Holdings, Inc. (and Evolent Health Holdings, Inc. issued shares to UPMC). The Second Amended and Restated Operating Agreement of Evolent Health LLC, which was entered into as part of the issuance of the Series B Preferred Units, provided TPG with the right to approve the hiring, termination or change in compensation of senior management and the establishment of the annual budget of Evolent Health LLC, among other rights. These rights regarding key decision making activities are considered substantive participation rights. As such, Evolent Health Holdings, Inc. no longer controlled Evolent Health LLC subsequent to the TPG investment that was made directly in Evolent Health LLC. As Evolent Health Holdings, Inc. retained a significant financial interest in Evolent Health LLC and had the ability to significantly influence the operations of Evolent Health LLC, it was concluded that Evolent Health Holdings, Inc. should record its retained interest in Evolent Health LLC at fair value as an equity method investment subsequent to TPG’s investment. Therefore, in connection with the issuance of the Series B Preferred Units, Evolent Health Holdings, Inc. deconsolidated Evolent Health LLC and recognized a gain for the difference between the carrying value of the net assets of Evolent Health LLC and the fair value of the retained equity method investment. The net assets of Evolent Health LLC as of the transaction date of $7.8 million were deconsolidated from Evolent Health Holdings, Inc. and an equity method investment in Evolent Health LLC of $54.1 million was recorded, representing the fair value of Evolent Health Holdings, Inc.’s retained ownership in Evolent Health LLC. A resulting gain of $46.3 million was recorded and is reflected within the “Gain on deconsolidation” line of the statement of operations.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-39 of Amendment No. 1 to clarify the steps in these series of transactions.

Please contact me at (212) 474-1131 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ William V. Fogg

William V. Fogg

Jennifer Gowetski
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Encl.

Copy w/encl. to:

Stacie Gorman
Howard Efron
Robert Telewicz
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jonathan Weinberg
General Counsel
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, Virginia 22203

BY EDGAR; FED EX

Appendix A

Pre-Reorganization Structure Chart